UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Calamos Asset Management, Inc.

(Name of Subject Company (Issuer))

CPCM Acquisition, Inc.

Calamos Partners LLC

John P. Calamos, Sr.

John S. Koudounis

(Names of Filing Person (Offeror))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

12811R104

(CUSIP Number of Class of Securities)

John S. Koudounis

c/o Calamos Investments LLC

2020 Calamos Court

Naperville, Illinois 60563

Telephone: (630) 245-7200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Peter G. Smith

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, New York 10036

(212) 715-9100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$169,377,211	$19,631

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of Class A common stock, par value $0.01 per share (the “Shares”), of Calamos Asset Management, Inc. (the “Company”) not beneficially owned by CPCM Acquisition, Inc., a Delaware corporation (the “Offeror”), at a purchase price of $8.25 per Share, net to the seller in cash. According to a representation made by the Company in the Agreement and Plan of Merger there were 20,530,571 shares of Class A common stock outstanding as of December 30, 2016, none of which are held by the Offeror.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2017 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001159.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) relates to the offer by CPCM Acquisition, Inc., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Calamos Partners LLC, a Delaware limited liability company (“Parent”), to purchase all outstanding shares of Class A common stock, par value $0.01 per share (the “Shares”), of Calamos Asset Management, Inc., a Delaware corporation (the “Company”), at $8.25 per Share, net to the seller in cash, without interest and less any applicable tax withholding, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated January 18, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

On Tuesday, January 17, 2017, a summary advertisement with respect to the Offer appeared in the New York Times with certain incorrect information principally relating to certain dates. A corrected summary advertisement appears in the New York Times on Wednesday, January 18, 2017, and the Offer will be deemed to commence on January 18, 2017. A copy of the corrected summary advertisement is filed as Exhibit (a)(1)(vi) to this Schedule TO.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below.

Item 1. Summary Term Sheet

Item 1001 of Regulation M-A

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information

Item 1002(a)-(c) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Offer—Section 8—Certain Information Concerning the Company” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Introduction” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 6—Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

Item 1003(a)-(c) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” and “Schedule A—Information Concerning the Executive Officers and Directors of CPCM Acquisition, Inc., Calamos Family Partners, Inc. and Calamos Partners LLC” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” and “Schedule A—Information Concerning the Executive Officers and Directors of CPCM Acquisition, Inc., Calamos Family Partners, Inc. and Calamos Partners LLC” is incorporated herein by reference.

Item 4. Terms of the Transaction

Item 1004(a) of Regulation M-A

(a)(1)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction” and “Special Factors—Section 7—Summary of the Merger Agreement” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction” and “The Offer—Section 10—Source and Amounts of Funds” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction” and “The Offer—Section 1—Terms of the Offer” is incorporated herein by reference.

(a)(1)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

(a)(1)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “The Offer—Section 1—Terms of the Offer” and “Special Factors—Section 7—Summary of the Merger Agreement” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction” and “The Offer—Section 4—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “The Offer—Section 3—Procedure for Tendering Shares” and “The Offer—Section 4—Withdrawal Rights” are incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “The Offer—Section 1—Terms of the Offer,” “The Offer—Section 2—Acceptance for Payment and Payment for Shares” and “The Offer—Section 12—Conditions of the Offer” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company,” “Special Factors—Section 5—Effects of the Offer and the Merger,” “Special Factors—Section 11—Interests of Certain Persons in the Offer” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(1)(xi) Not applicable.

(a)(1)(xii) The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(a)(2)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction” and “Special Factors—Section 7—Summary of the Merger Agreement” is incorporated herein by reference.

(a)(2)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 7—Summary of the Merger Agreement” and “The Offer—Section 2—Acceptance for Payment and Payment of Shares” is incorporated herein by reference.

(a)(2)(iii) The information set forth in the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(a)(2)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1—Background,” “Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board,” “Special Factors—Section 5—Effects of the Offer and the Merger” and “Special Factors—Section 7—Summary of the Merger Agreement” is incorporated herein by reference.

(a)(2)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company,” “Special Factors—Section 5—Effects of the Offer and the Merger,” “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3” “Special Factors—Section 11—Interests of Certain Persons in the Offer” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(2)(vi) Not applicable.

(a)(2)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Item 1005(a)-(b) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background,” “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares,” “Special Factors—Section 10—Related Party Transactions” and “Special Factors—Section 11—Interests of Certain Persons in the Offer” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background,” “Special Factors—Section 7—Summary of the Merger Agreement,” “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares” and “Special Factors—Section 10—Related Party Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

Item 1006(a) and (c)(1)-(7)

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(c)(1) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1—Background,” “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” and “Special Factors—Section 7—Summary of the Merger Agreement” is incorporated herein by reference.

(c)(2) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(c)(3) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company,” “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction,” “Special Factors—Section 7—Summary of the Merger Agreement,” “The Offer—Section 6—Price Range of Shares; Dividends” and “The Offer—Section 11—Dividends and Distributions” is incorporated herein by reference.

(c)(4) The information set forth in the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” and “Special Factors—Section 7—Summary of the Merger Agreement” is incorporated herein by reference.

(c)(5) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company,” “Special Factors—Section 5—Effects of the Offer and the Merger” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(6) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company,” “Special Factors—Section 5—Effects of the Offer and the Merger” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(7) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company,” “Special Factors—Section 5—Effects of the Offer and the Merger” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

Item 1007(a), (b) and (d) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 10—Source and Amount of Funds” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “The Offer—Section 10—Source and Amounts of Funds” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “The Offer—Section 10—Source and Amounts of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

Item 1008 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Introduction,” “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares” and “Schedule B—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Introduction,” “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares,” “Special Factors—Section 10—Related Party Transactions” and “Schedule B—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

Item 1009(a) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Offer—Section 14—Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

Item 1010(a) and (b) of Regulation M-A

Not applicable. In accordance with instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

•	The consideration offered consists solely of cash;

•	The Offer is not subject to any financing condition. However, following March 31, 2017, the Offeror will not be required to consummate the Offer and the Merger unless either the financing commitment available to Parent has been extended or substituted or the failure to obtain such extension or substitution is the result of a breach by Parent or the Offeror under the Merger Agreement; and

•	The Offer is for all outstanding securities of the subject class.

Item 11. Additional Information

Item 1011 (a) and (c) of Regulation M-A

(a)(1) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company,” “Special Factors—Section 7—Summary of the Merger Agreement,” “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares,” “Special Factors—Section 11—Interests of Certain Persons in the Offer” and “The Offer—Section 12—Conditions of the Offer” is incorporated herein by reference.

(a)(2) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3,” “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

(a)(3) The information set forth in the Offer to Purchase under “Introduction,” “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the Offer to Purchase under “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(5) Not applicable.

(c) Not applicable.

Item 12. Exhibits

Item 1016(a), (b), (d), (g) and (h) of Regulation M-A

(a)(1)(i)	Offer to Purchase, dated January 18, 2017.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of summary advertisement, published on January 18, 2017, in The New York Times.

(a)(1)(vii)	Press release, dated December 19, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C, filed by John P. Calamos, Sr. on December 19, 2016).

(a)(1)(viii)	Press release, dated January 11, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C, filed by John P. Calamos, Sr. on January 11, 2017).

(b)(1)	Debt Commitment Letter, dated as of January 6, 2017.*

(d)(1)	Agreement and Plan of Merger, dated January 10, 2017, by and among Parent, the Offeror and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by the Company on January 12, 2017).

(g)	None.

(h)	None.

*	As the Offer is a third-party tender offer and the source of all or any part of the funds used in the transaction is to come from a loan made in the ordinary course of business by a bank as defined by Section 3(a)(6) of the Securities Exchange Act of 1934, as amended, the Offeror has submitted a request to the Secretary of the Securities and Exchange Commission that the name of the bank not be made available to the public pursuant to the Instruction to Item 1007(d) of Regulation M-A.

Item 13. Information Required by Schedule 13E-3.

The following sets forth the information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2 of Schedule 13E-3. Subject Company Information

Item 1002(d)-(f) of Regulation M-A

(d) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 7—Summary of the Merger Agreement,” “The Offer—Section 6—Price Range of Shares; Dividends” and “The Offer—Section 11—Dividends and Distributions” is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in the Offer to Purchase under “Schedule B—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

Item 4 of Schedule 13E-3. Terms of the Transaction

Item 1004(c)-(f) of Regulation M-A

(c) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company,” “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction,” “Special Factors—Section 5—Effects of the Offer and the Merger,” “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3,” “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3,” “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3” and “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” is incorporated herein by reference.

(f) Not applicable.

Item 5 of Schedule 13E-3. Past Contacts, Transactions, Negotiations and Agreements

Item 1005(c) and (e) of Regulation M-A

(c) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 10—Related Party Transactions” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 10—Related Party Transactions” is incorporated herein by reference.

Item 6 of Schedule 13E-3. Purposes of the Transaction and Plans or Proposals

Item 1006(b) and (c)(8) of Regulation M-A

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company,” “Special Factors—Section 5—Effects of the Offer and the Merger” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(8) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company,” “Special Factors—Section 5—Effects of the Offer and the Merger” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7 of Schedule 13E-3. Purposes, Alternatives, Reasons and Effects

Item 1013 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1—Background” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background,” “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” and “Special Factors—Section 5—Effects of the Offer and the Merger” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company,” “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction,” “Special Factors—Section 5—Effects of the Offer and the Merger,” “Special Factors—Section 7—Summary of the Merger Agreement,” “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3,” “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences,” “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations,” “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

Item 8 of Schedule 13E-3. Fairness of the Transaction

Item 1014 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board” and “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board” and “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background,” “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company,” “Special

Factors—Section 3—The Recommendation by the Special Committee and the Company Board,” “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction,” “The Offer—Section 1—Terms of the Offer” and “The Offer—Section 12—Conditions of the Offer” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background,” “Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board” and “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1—Background,” “Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board” and “Special Factors—Section 4— Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

(f) Not applicable.

Item 9 of Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

(c) The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Shares or any representative thereof who has been so designated in writing.

Item 10 of Schedule 13E-3. Source and Amounts of Funds or Other Consideration

Item 1007(c) of Regulation M-A

(c) The information set forth in the Offer to Purchase under “The Offer—Section 14—Fees and Expenses” is incorporated herein by reference.

Item 12 of Schedule 13E-3. The Solicitation or Recommendation

Item 1012(d) and (e) of Regulation M-A

(d) The information set forth in the Offer to Purchase under “Introduction,” “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares” and “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “Special Factors— Section 3— The Recommendation by the Special Committee and the Company Board” and “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” is incorporated herein by reference.

Item 13 of Schedule 13E-3. Financial Statements

Item 1010(a) and (b) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Offer—Section 8—Certain Information Concerning the Company” is incorporated herein by reference. The financial statements of the Company are also incorporated herein by reference to its Form 10-K for the year ended December 31, 2015, including to the section in the Form 10-K titled “Part II—Item 8—Financial Statements and Supplementary Data.” The unaudited consolidated financial statements of the Company on its Form 10-Q for the quarter ended September 30, 2016 are incorporated herein by reference to the section titled “Item 1. Financial Information.”

(b) Not applicable.

Item 14 of Schedule 13E-3. Persons/Assets, Retained, Employed, Compensated or Used

Item 1009(b) of Regulation M-A

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “The Offer—Section 9—Certain Information Concerning the Offeror and Parent,” “The Offer—Section 10—Source and Amounts of Funds,” and “Special Factors—Section 11—Interests of Certain Persons in the Offer” is incorporated herein by reference.

Item 15 of Schedule 13E-3. Additional Information

Item 1011(b) of Regulation M-A

(b) Not applicable.

Item 16 of Schedule 13E-3. Exhibits

Item 1016(c) and (f) of Regulation M-A

(c)(1) Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated November 21, 2016.

(c)(2) Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated December 1, 2016.

(f) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3,” “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2017

CPCM ACQUISITION, INC.

By:	/s/ John P. Calamos, Sr.
Name: Title:	John P. Calamos, Sr. President

CALAMOS PARTNERS LLC

By:	/s/ John P. Calamos, Sr.
Name:	John P. Calamos, Sr.
Title:	Chief Executive Officer

/s/ John P. Calamos, Sr.
John P. Calamos, Sr.

/s/ John S. Koudounis
John S. Koudounis

EXHIBIT INDEX

Item 1016(a), (b), (d), (g) and (h) of Regulation M-A

(a)(1)(i)	Offer to Purchase, dated January 18, 2017.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of summary advertisement, published on January 18, 2017, in The New York Times.

(a)(1)(vii)	Press release, dated December 19, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C, filed by John P. Calamos, Sr. on December 19, 2016).

(a)(1)(viii)	Press release, dated January 11, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C, filed by John P. Calamos, Sr. on January 11, 2017).

(b)(1)	Debt Commitment Letter, dated as of January 6, 2017.*

(c)(1)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated November 21, 2016.

(c)(2)	Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated December 1, 2016.

(d)(1)	Agreement and Plan of Merger, dated January 10, 2017, by and among Parent, the Offeror and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by the Company on January 12, 2017).

(g)	None.

(h)	None.

*	As the Offer is a third-party tender offer and the source of all or any part of the funds used in the transaction is to come from a loan made in the ordinary course of business by a bank as defined by Section 3(a)(6) of the Securities Exchange Act of 1934, as amended, the Offeror has submitted a request to the Secretary of the Securities and Exchange Commission that the name of the bank not be made available to the public pursuant to the Instruction to Item 1007(d) of Regulation M-A.